UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

EQUUS TOTAL RETURN, INC.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

29476610
(CUSIP Number)

Michael T. Tokarz, Chairman
MVC Capital, Inc.
287 Bowman Avenue, 2nd Floor
Purchase, New York 10577
914-701-0310

With a Copy to:

George Silfen
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
(212) 715-9522
(212)-715-8422 (fax)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 24, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This amendment No. 4 to Schedule 13D (“Amendment No. 4”) is filed with respect to Equus Total Return, Inc. (the “Issuer” or “Equus”) jointly by MVC Capital, Inc. (“MVC”), The Tokarz Group Advisers, LLC and Mr. Michael Tokarz (collectively referred to herein as the “Reporting Persons”) pursuant to their joint filing agreement, which was filed with the Securities and Exchange Commission (the “SEC”) as Exhibit 1 to the Schedule 13D filed with the SEC on May 27, 2014 and is incorporated herein by reference.

This Amendment No. 4 amends and supplements the statements on the Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3 to the Schedule 13D filed with the SEC on May 27, 2014, June 5, 2014, June 12, 2014 and January 6, 2017, respectively, on behalf of the Reporting Persons (together, “Schedule 13D”).

Except as provided herein, this Amendment No. 4 does not modify any of the information previously reported on Schedule 13D. Capitalized terms used but not defined herein have the meanings assigned to them in Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Merger Agreement

On April 24, 2017, MVC and certain other stockholders of U.S. Gas and Electric, Inc. (“USG&E”) entered into a Stock Purchase and Plan of Merger (“Merger Agreement”) with Equus and ETR Merger Sub, Inc. (“Merger Sub”), a newly-formed wholly-owned subsidiary of Equus. The Merger Agreement contemplates a two stage transaction whereby: (1) MVC and certain other stockholders of USG&E (collectively, the “Initial Sellers”) will sell 90.3% of the capital stock of USG&E to Equus (the “Sale”) in consideration of which they will receive, in a private placement exempt from registration under the Securities Act of 1933 (the “Securities Act”), a combination of newly issued common and preferred stock (convertible into common stock) of Equus as described in the Merger Agreement (the “Consideration Shares”), followed by (2) Merger Sub merging with and into USG&E and resulting in USG&E as the sole surviving corporate entity and a wholly-owned subsidiary of Equus (together with the Sale, the “Merger”).  In the Merger, stockholders of USG&E other than the Initial Sellers, holding the remaining 9.7% of USG&E capital stock outstanding will receive, in a transaction registered under the Securities Act, Consideration Shares in exchange for their USG&E stock.  Stockholders representing a majority of the outstanding common stock of Equus, including MVC, have consented in writing to approve the issuance of the Consideration Shares.

Upon completion of the Sale, Equus will change its name to USG&E, Inc.  The Merger is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes under Section 368(a) of the Internal Revenue Code, as amended.  As a result of the Merger, MVC expects to own approximately 66% of Equus on a fully diluted basis.  Under the terms of the Merger Agreement, Equus has agreed to register for resale the Consideration Shares received by MVC and the other USG&E stockholders participating in the Sale.

The obligation of the parties to consummate the Sale and the Merger are subject to a variety of conditions, as set forth in the Merger Agreement.

The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is incorporated  by reference as Exhibit 2.1 to this Schedule 13D.

Other Agreements

Under the terms of the Merger Agreement, at the closing of the Sale, MVC and Equus will enter into a Stockholder Agreement, providing, among other things, that, subject to the terms and conditions set forth in the Stockholder Agreement, for a period of ten months following the closing of the Sale, the Board of Equus will be comprised of nine directors, (i) five of whom will be designated by MVC and (ii) four of whom will be individuals who are currently members of the Board of Equus. The foregoing description of the Stockholder Agreement is not complete and is qualified in its entirety by reference to the full text of the Stockholder Agreement.  A form of the Stockholder Agreement is included as Exhibit M to the Merger Agreement.

Additionally, under the terms of the Merger Agreement, at the closing of the Sale, MVC and Equus will enter into a Lock-Up Agreement, providing, among other things, that, subject to the terms, conditions and exceptions set forth in the Lock-Up Agreement, for a period of twelve months following the Sale closing, MVC will not transfer any of the Consideration Shares. The foregoing description of the Lock-up Agreement is not complete and is qualified in its entirety by reference to the full text of the Lock-up Agreement.  A form of the Lock-Up Agreement is included as Exhibit H to the Merger Agreement.

Amendment to Share Exchange Agreement

On April 24, 2017, in connection with the Merger Agreement, MVC and Equus entered into Amendment No. 1 to the Share Exchange Agreement between Equus and MVC, dated as of May 14, 2014 (the “Share Exchange Amendment”). The Share Exchange Amendment removes from the Share Exchange Agreement Equus’ obligation to use reasonable best efforts to effect the events of reorganization described therein. The Share Exchange Amendment is subject to termination in connection with the termination of the Merger Agreement in certain circumstances, in which event the termination provided for in the Share Exchange Amendment will be deemed null and void and of no force or effect.

The foregoing description of the Share Exchange Amendment is not complete and is qualified in its entirety by reference to the full text of the Share Exchange Amendment, a copy of which is incorporated  by reference as Exhibit 2.2 to this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 to this Schedule 13D is amended by adding the following:

On April 24, 2017, MVC and certain other stockholders of U.S.G&E, and Equus entered into the Merger Agreement.  See Item 4.

On April 24, 2017, MVC and Equus entered into the Share Exchange Amendment. See Item 4.

Item 7.	Material to Be Filed as Exhibits

2.1
Stock Purchase Agreement and Plan of Merger, dated April 24, 2017, among MVC Capital, Inc., Equus Total Return, Inc., ETR Merger Sub, Inc., and certain stockolders of U.S. Gas & Electric, Inc. (incorporated by reference from  Exhibit 2.1 of Equus Total Return, Inc.’s Current Report on Form 8-K filed April 24, 2017)

2.2
Amendment No. 1 to Share Exchange Agreement, dated April 24, 2017, between Equus Total Return, Inc. and MVC Capital, Inc. (incorporated by reference from Exhibit 2.2 of Equus Total Return, Inc.’s Current Report on Form 8-K filed April 24, 2017)

CUSIP No. 29476610

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date: April 25, 2017	MVC CAPITAL, INC.

	By:	/s/ Michael Tokarz
	Name:	Michael Tokarz
	Title:	Chairman and Portfolio Manager

THE TOKARZ GROUP ADVISERS, LLC

By:	/s/ Michael Tokarz
Name:	Michael Tokarz
Title:	Manager

MICHAEL T. TOKARZ

By:	/s/ Michael Tokarz